EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2010	2009	2008	2007	2006

Net Interest Income	$281,627	$172,785	$137,644	$123,519	$91,522
Effect of Tax Benefit on Interest Income	7,778	6,282	4,902	4,746	3,544

Net Interest Income (TE) (1)	289,405	179,067	142,546	128,265	95,066

Noninterest Income	133,890	344,537	91,932	76,594	23,450
Effect of Tax Benefit on Noninterest Income	1,669	1,558	1,598	1,901	1,123

Noninterest Income (TE) (1)	135,559	346,095	93,530	78,495	24,574

Total Revenues (TE) (1)	$424,964	$525,162	$236,076	$206,760	$119,640

Total Noninterest Expense	$304,249	$223,260	$161,226	$140,118	$72,545
Less Intangible Amortization Expense	(4,935)	(2,893)	(2,408)	(2,198)	(1,118)

Tangible Operating Expense (2)	$299,314	$220,367	$158,818	$137,920	$71,427

Net income	$48,826	$158,354	$39,912	$41,310	$35,695
Effect of Intangible Amortization, net of tax	3,208	1,880	1,566	1,429	727

Cash earnings	$52,034	$160,234	$41,478	$42,739	$36,422

Net Income per Common Share- Diluted	$1.88	$8.41	$2.97	$3.21	$3.48
Diluted Shares	25,394	17,957	12,970	12,572	9,926
Effect of Intangible Amortizaton per diluted share, net of tax	$0.13	$0.11	$0.12	$0.11	$0.08

Cash Earnings per Share- Diluted	$2.01	$8.52	$3.09	$3.32	$3.56

Return on Average Common Equity	3.91%	20.08%	7.59%	8.87%	12.86%
Effect of Intangibles (2)	1.36	10.58	8.05	9.99	9.08

Return on Average Tangible Common Equity (2)	5.27%	30.66%	15.64%	18.86%	21.94%

Efficiency Ratio	73.2%	43.2%	70.2%	70.0%	63.1%
Effect of Tax Benefit Related to Tax Exempt Income	(1.6)	(0.7)	(1.9)	(2.2)	(2.5)

Efficiency Ratio (TE) (1)	71.6%	42.5%	68.3	67.8	60.6%
Effect of Amortization of Intangibles	(1.2)	(0.5)	(1.0)	(1.1)	(0.9)

Tangible Efficiency Ratio (TE) (1) (2)	70.4%	42.0%	67.3%	66.7%	59.7%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2010	2009	2008	2007	2006

Net income	$48,826	$158,354	$39,912	$41,310	$35,695
Income tax expense	19,992	90,338	15,870	17,160	14,535

Income before income tax expense	$68,818	$248,692	$55,782	$58,470	$50,230

Fixed charges
Interest on short-term and other borrowings	$18,987	$21,919	$29,807	$34,430	$15,655

Fixed charges excluding interest on deposits	18,987	21,919	29,807	34,430	15,655
Interest on deposits	95,757	75,683	96,376	104,297	58,116

Fixed charges including interest on deposits	$114,744	$97,602	$126,183	$138,727	$73,770
Preferred stock dividends	—	3,350	348	—	—

Fixed charges including preferred stock dividends	$114,744	$100,952	$126,531	$138,727	$73,770

Earnings for ratio computations (1)
Excluding interest on deposits	$87,805	$270,611	$85,589	$92,900	$65,885
Including interest on deposits	$183,562	$346,294	$181,965	$197,197	$124,000

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	4.62	12.35	2.87	2.70	4.21
Including interest on deposits	1.60	3.55	1.44	1.42	1.68

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	4.62	10.71	2.84	2.70	4.21
Including interest on deposits	1.60	3.43	1.44	1.42	1.68

(1)	Earnings are the sum of income before income tax expense and fixed charges.

(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.